Exhibit 12.1

Computation of Ratios

The computation of ratio of earnings to fixed charges for the six months ended June 30, 2005 and the years ended December 31, 2004, 2003, 2002, 2001 and 2000 are as follows:

	Six Months
	Ended June 30,	Years Ended December 31,
(Millions)	2005	2004	2003	2002	2001		2000

Pretax income (loss) from continuing operations	$1,299.6	$1,898.9	$1,441.6	$544.8	$(378.7	)(1)	$(39.0	)(2)
Add back fixed charges	87.3	165.5	161.1	178.3	218.8		360.9

Income (loss), as adjusted	$1,386.9	$2,064.4	$1,602.7	$723.1	$(159.9)		$321.9

Fixed charges:
Interest on indebtedness	$57.7	$104.7	$102.9	$119.5	$142.8		$248.2
Portion of rents representative of interest factor	29.6	60.8	58.2	58.8	76.0		112.7

Total fixed charges	$87.3	$165.5	$161.1	$178.3	$218.8		$360.9

Ratio of earnings to fixed charges	15.89	12.47	9.95	4.06	(.73	)(1)	.89	(2)

(1)	Pretax loss from continuing operations for the year ended December 31, 2001 reflects a severance and facilities charge of $192.5 million. Additional pretax income from continuing operations necessary to achieve a ratio of earnings to fixed charges of 1.0 was approximately $378.7 million.

(2)	Pretax loss from continuing operations for the year ended December 31, 2000 reflects a goodwill write-off of $310.2 million, a severance and facilities charge of $142.5 million and $57.8 million of change-in control related payments and other costs required to effect the spin-off of the Company from former Aetna. Additional pretax income from continuing operations necessary to achieve a ratio of earnings to fixed charges of 1.0 was approximately $39.0 million.